

Mail Stop 4631

December 15, 2009

Mr. Vlado P. Hreljanovic
Chief Executive Officer and Chief Financial Officer
Juniper Group, Inc.
20283 State Road 7, Suite 300
Boca Raton, FL 33498

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-19170**

Dear Mr. Hreljanovic:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 1A – Risk Factors, page 3</u>

<u>Our Company and/or Our Management May Be Subject To Fines, Sanctions and/or Penalties of an Indeterminable Nature as a Result of Potential Violations of Federal Securities Laws…, page 8</u>

1. In future filings, please expand this and similar risk factors to include more detail regarding the facts surrounding the sale of shares pursuant to the registration statement on Form S-8 and the subsequent sale of restricted securities. Please include, without limitation, the following: the date that the company filed the S-8

and issued the shares that were resold by the recipients of those shares; the identity of the individuals who received and resold the shares; the amount resold by these individuals; the date, amount and reasons for the shareholders' remittances of proceeds back to you; and the details (i.e., date, amount, purpose) of the restricted stock sale to these shareholders. Please provide us a supplemental draft of this future disclosure.

2. Regarding the sales of common stock that may have been made in violation of Section 5 of the Securities Act of 1933, please address the need to reflect the shares subject to rescission rights outside of permanent equity in accordance with Rule 5-02.27 of Regulation S-X and EITF D-98 and discuss the liquidity issues surrounding your potential obligation to return the related proceeds to these investors. Please provide us a supplemental draft of this future disclosure.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief